UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Silver Oak Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

403 North Parkway, Suite 101
(No. and Street)

Jackson	TN	38305
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chip Allen	731-668-3825	chipallen@silveroaksecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rodefer Moss & Co., PLLC
(Name – if individual, state last, first, and middle name)

608 Mabry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

11/05/2003	910
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George T. Allen, III _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Silver Oak Securities, Inc. _____, as of 12/31 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title:
Chief Financial Officer

Charlotte Gaines
Notary Public Exp 5/19/26

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SILVER OAK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

SILVER OAK SECURITIES, INC.
TABLE OF CONTENTS

Financial Section

Supplementary Information Section

Agreed-Upon Procedures Section

Compliance

FINANCIAL SECTION

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Silver Oak Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Silver Oak Securities, Inc. (the "Company") as of December 31, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Prior Period Financial Statements

The financial statements of the Company as of December 31, 2021 were audited by other auditors whose report dated February 25, 2022 expressed an unmodified opinion on those statements.

Auditors' Report on Supplemental Information

The supplementary information on page 13 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on page 13 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

We have served as Silver Oak Securities, Inc.'s auditor since 2022.
Knoxville, Tennessee
March 30, 2023

SILVER OAK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2022 and 2021

	2022	2021
Assets		
Cash and cash equivalents	$ 683,912	$ 831,683
CRD account	5,528	2,199
Commissions receivable	2,336,951	2,594,992
Other receivables	93,103	80,658
Security deposit held by broker	15,060	15,047
Right of Use Asset, net	419,535	-
Income taxes receivable	240,550	58,839
Total assets	**$ 3,794,639**	**$ 3,583,418**
Liabilities and stockholders' equity		
Commissions payable	$ 2,319,954	$ 2,370,573
Accounts payable	99,799	297,190
Lease Liability	419,535	
Accrued payroll taxes	-	56
Total liabilities	2,839,288	2,667,819
Stockholders' equity		
Common stock		
Class A	55,225	55,225
Class B	1,368,300	800,000
Treasury Stock		
Class A	(198,000)	(198,000)
Retained (deficit) earnings	(270,174)	258,374
Total stockholders' equity	955,351	915,599
Total liabilities and stockholders' equity	**$ 3,794,639**	**$ 3,583,418**

SILVER OAK SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2022 and 2021

	2022	2021
Revenue		
Commissions	$ 10,745,744	$ 11,361,941
Interest	11,554	5,244
Advisory fee earned	10,068,168	9,435,530
Investment banking success fees	2,020,280	1,987,092
Other income	1,021,144	626,580
Total revenues	23,866,890	23,416,387
Expenses		
Employee compensation and benefits	1,733,660	1,292,950
Commissions and RIA advisory fees	18,749,704	18,470,730
General office	855,026	372,258
Interest expense	3,203	1,269
Investment banking fee expense	1,986,000	1,912,804
Insurance expense	278,273	187,264
Advertising expense	178,654	68,425
Other expenses	799,912	1,293,632
Total expenses	24,584,432	23,599,332
Loss before income taxes	(717,542)	(182,945)
Loss tax benefit	(188,994)	(22,647)
Net income (loss)	**$ (528,548)**	**$ (160,298)**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2022 and 2021

| | Common Stock-Class A | | Common Stock-Class B | | Retained | Treasury Stock | |
	Shares	Amount	Shares	Amount	Deficit	Class A	Total
Balance at January 1, 2021	76,000,000	$ 55,225	40,053,329	$ 710,000	$ 418,672	$ (198,000)	$ 985,897
Net loss for the year	-	-	-	-	(160,298)	-	(160,298)
Capital Stock Transactions	-	-	3,000,000	90,000	-	-	90,000
Balance at December 31, 2021	76,000,000	55,225	40,053,329	800,000	258,374	(198,000)	915,599
Capital Stock Transactions	-	-	18,943,333	568,300	-	-	568,300
Net loss for the year	-	-	-	-	(528,548)	-	(528,548)
Balance at December 31, 2022	**76,000,000**	**$ 55,225**	**58,996,662**	**$ 1,368,300**	**$ (270,174)**	**$ (198,000)**	**$ 955,351**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities		
Net income (loss)	$ (528,548)	$ (160,298)
Adjustments to reconcile net income (loss) to net cash		
provided (used) by operating activities		
Increase in receivables	(596,803)	(412,104)
Increase in other assets	(13)	-
Increase in accounts payable	591,004	760,506
Increase (decrease) in accrued income taxes	(181,711)	(69,475)
Net cash used by operating activities	(716,071)	118,629
Cash flows from financing activities		
Sale (purchase) of treasury stock	568,300	90,000
Proceeds from (payments on) SBA PPP loan	-	(83,197)
Net cash provided (used) by financing activities	568,300	6,803
Net decrease in cash and cash equivalents	**(147,771)**	**125,432**
Cash and cash equivalents at beginning of the period	831,683	706,251
Cash and cash equivalents at end of the period	$ 683,912	$ 831,683
Cash payments for income taxes during the period:		
Income taxes	$ -	$ 46,826

SILVER OAK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2022 and 2021

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Description of Business

The Company was chartered in January 1998. In January 1999, the Company received $16,100 upon issuance of 1,610,000 shares of common stock. Effective December 5, 2007, the Company was reorganized and changed its name from William Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The outstanding common stock was exchanged for Class A common stock of Silver Oak Securities, Inc. Additionally, the Company issued Class B common stock.

The Company operates in the securities industry as an introducing broker, predominantly in the West Tennessee and East Tennessee areas.

B. Commissions Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

C. Revenue Recognition

Under the FASB ASC 606 requirements that went into effect December 15, 2018, there is no material impact on how the Company recognizes revenue. The new requirement addresses contractual performance obligations for consideration for services provided and how revenue is reported.

The Company recognizes commission and fee income when it is earned. The Company's agents are involved in various transactions with unrelated parties which results in commission and fee income for the Company with the amount of the commission or fee either being negotiated on each respective transaction, dictated by fee agreement with the client, or dictated by selling agreements in place with the unrelated parties.

Commissions:
Individual securities transactions, executed through a clearing arrangement with StoneX are negotiated for each individual transaction and recognized at the time of settlement; mutual fund, variable annuity, and other application way sales commissions are dictated by the sales agreement and product class of each individual product detailing up front and trailing commissions, and are recognized at the sale date for up-front commissions and on the trail calculation date for trailing commissions;

Investment Advisory Fees:
Investment advisory fees are dictated by the advisory agreement signed by each individual client and are recognized on the calculation date of the fee set forth in the agreement.

Investment Banking Fees:
Investment banking fees are dictated by the contract between the seller and the representatives of Silver Oak Securities, Inc. and are recognized on the closing date of the transaction.

D. Income Taxes

Income taxes are provided using an asset and liability approach. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Deferred tax assets are recognized for the expected future tax benefit attributable to certain accrued expenses that are not deductible until paid. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

The Company recognizes a tax loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management's judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. Although the tax years ending December 31, 2019 through December 31, 2022 remain open for examination by various taxing authorities, it is management's opinion that no significant uncertain tax positions remain open at December 31, 2022.

E. Cash Flows

For purposes of reporting cash flows, cash consists of cash on deposit. Highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. At December 31, 2022 and 2021, cash equivalents in the form of money market accounts totaled $301,488 and $250,875, respectively.

F. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. Concentrations of Credit Risk

The Company has an agreement with a broker-dealer whereby all of certain types of securities transactions must be cleared through that broker-dealer. Other securities transactions (primarily mutual fund transactions) are excluded from this agreement. In the event counterparties with whom the Company transacts business do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains its cash balances in three financial institutions located in West Tennessee. Cash equivalents are insured up to $250,000 as of December 31, 2022 and December 31, 2021. As of December 31, 2022, the Company has $152,887 in uninsured cash balances.

Financial Institution	2022	2021
FirstBank	$ 351,399	$ 580,308
Regions	31,025	500
Bank of Jackson	301,488	250,825
	$ 683,912	$ 831,683

H. Subsequent Events

Management has evaluated subsequent events through March 30, 2023, the date which the financial statements were available to be issued.

I. Commitments and Contingencies

Management has evaluated commitments and contingencies through March 30, 2023, As of December 31, 2022, the firm was involved in one arbitration procedure. Maximum exposure from the arbitration was $25,000. This exposure for arbitrations was added to Aggregate Indebtedness in the Net Capital Computation prepared by the firm.

J. Recently Adopted Accounting Pronouncements

Effective January 1, 2022, the Company adopted FASB ASC 842, *Leases* . The new standard establishes a right of use ("ROU") model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. Leases with a term of less than 12 months will not record a right of use asset and lease liability and the payments will be recognized into profit or loss on a straight-line basis over the lease term.

The Company elected to adopt ASC 842 using the alternative transition method that allows the Company to initially apply the new leases standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of members' equity in the period of adoption. As a result, the Company reporting for the comparative period presented in the financial statements is in accordance with FASB ASC 840 .

The Company elected to adopt the package of practical expedients available under the transition guidance with the new standard. This package includes the following: relief from determination of lease contracts included in existing or expiring leases at the point of adoption, relief from having to reevaluate the classification of leases in effect at the point of adoption, and relief from reevaluation of existing leases that have initial direct costs associated with the execution of the lease contract. The Company also elected to adopt the practical expedient to use hindsight to determine the lease term and assess the impairment of the right of use assets.

The adoption of FASB ASC 842 resulted in the recognition of right-of-use-assets, net of initial direct costs, of $484,259 and operating lease liabilities of $484,259 as of January 1, 2022.

The adoption of FASB ASC 842 did not have a material impact on the Company's results of operations or cash flows.

NOTE 2 – INCOME TAXES

The accompanying statements of financial condition include no deferred tax assets and liabilities.

The components of income tax (benefit) expense are as follows:

	2022	2021
Current		
Federal	$(142,945)	$(15,819)
State	(46,049)	(46,828)
	$(188,994)	$(22,647)

The income tax provision differs from the (benefit) expense that would result from applying federal statutory tax rates to income (loss) before income taxes because of state income taxes and penalties paid by the company during the year. Changes in tax laws and rates affect recorded deferred tax assets and liabilities and the effective tax rate in the future.

NOTE 3 – CAPITAL STOCK

As a result of a business reorganization that was effective as of December 5, 2007, the Company's name changed from William E. Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The Company is authorized to issue one hundred million (100,000,000) shares with no par value, with ten voting rights per share to be known as Class A stock, and one hundred million (100,000,000) shares with no par value, with one voting right per share to be known as Class B stock. As of December 31, 2022 and 2021, 76,000,000 shares of Class A stock have been issued and remain outstanding, and 58,996,662 and 43,053,329 shares of Class B stock have been issued and remain outstanding, respectively. During the year ended December 31, 2022, the Company sold 18,943,333 shares of Class B Common Stock.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2022 and 2021, the Company paid commissions to related parties in the amount of $93,267 and $274,207, respectively. In addition, approximately $6,395 and $3,300, of commissions payable to these individuals was included in accrued expenses as of December 31, 2021 and 2020, respectively.

The Company paid officer salaries in the combined amount of $483,920 and $450,586 to three employees who are also shareholders of the Company during the years ended December 31, 2022 and 2021, respectively.

NOTE 5 – OPERATING LEASE COMMITMENTS

The Company leases office space from Camp Holdings, LLC . This lease is a 10 year lease, modified on September 1, 2021 requiring monthly payments of $3,400 for the remaining 70 months of the lease. The Company also leases office space from Cogdill Capital, LLC. This lease is a 60 month lease with Cogdill Capital, LLC, entered into on January 1, 2022.

As discussed in Note 1, the Company records lease activity in accordance with ASC 842. The Company determines if our contractual agreements contain a lease at inception. A lease is identified when a contract allows for the right to control an identified asset for a period of time in exchange for consideration. The Company's lease agreements consist of operating leases for office space and a storage warehouse. The Company does not have material financing leases.

The Company's operating leases are included on the balance sheets as right-of-use lease assets and lease liabilities. A right-of-use lease asset represents the Company's right to use an underlying asset over the term of a lease, while a lease liability represents its obligation to make lease payments arising from the lease. Current and noncurrent lease liabilities are recognized on commencement date at the present value of lease payments. Right-of-use lease assets are also recognized on the commencement date as the total lease liability plus and/or minus prepaid rents, deposits, and lease incentives, if any. As the Company's leases typically do not provide an implicit rate, it uses its fully collateralized incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is influenced by market interest rates, credit ratings, and lease term and as such, may differ for individual leases.

The Company's lease agreements typically do not contain variable lease payments, residual value guarantees, purchase options, or restrictive covenants. Many of the Company's leases include the option to renew for a period of months to several years. The term of the Company's leases may include the option to renew when it is reasonably certain that the option will be exercised. If a lease agreements contains lease components (e.g., payments for rent) and non-lease components (e.g., payments for common area maintenance and parking), it is all accounted for as a single lease component.

Information regarding lease expense, remaining lease term, discount rate, and other select lease information is presented below as of and for the year ended December 31, 2022:

Lease Costs		
Operating lease expense	$	100,800
Short-term lease expense		0
Total lease expense	$	100,800

Other Lease Information		
Operating cash outflows from operating leases	$	100,800
Right-of-use lease assets obtained in exchange for new lease liabilities	$	-

Lease Term and Discount Rate	
Weighted average remaining lease term (in years)	4.22
Weighted average discount rate	6.75%

A summary of the maturity of lease liabilities as of December 31, 2022 is as follows:

Year ended December 31,	
2023	$ 102,000
2024	108,000
2025	114,000
2026	118,768
2027	48,027
Total minimum lease payments	490,795
Less: amounts representing interest	(71,260)
Present value of lease liabilities	$ 419,535

The Company leases certain equipment and office facilities which are classified as operating lease agreements. These are month to month agreements and there are no future obligations as of December 31, 2021.

Lease payments in 2021 were $59,687.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the minimum capital requirements of several regulatory organizations. Under the most restrictive of these rules, the Company is required to maintain "adjusted net capital" in an amount exceeding the greater of $5,000 or 6-2/3 percent of total aggregate indebtedness. As of December 31, 2022, this requirement totaled $162,984. The Company's net capital amounted to $272,103 as of December 31, 2022, exceeding the minimum capital requirement by $109,119. In addition, Rule 15c3-1 requires that the company's aggregate indebtedness not exceed 1500 percent of its net capital. The actual aggregate indebtedness to net capital ratio as of December 31, 2022 was 898.47 percent.

NOTE 7 – EMPLOYEE DEFERRED COMPENSATION PLAN

The Company offers a SIMPLE IRA, or Savings Incentive Match Plan for Employees, as a tax-deferred retirement savings plan. Employees become eligible for participation in the plan after one year of employment. The Company makes a matching contribution of up to 3% for each participating employee. The Company made matching contributions of $45,384 and $23,314 in 2022 and 2021, respectively. The Company may terminate the plan at any time.

NOTE 8 – PAYCHECK PROTECTION PROGRAM LOAN

On April 20, 2020, the Company was granted a loan in the amount of $83,197, pursuant to the Paycheck Protection Program under Division A, Title 1 of the CARES Act which was enacted March 27, 2020. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage interest payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company has used the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company received full forgiveness on April 21, 2021.

NOTE 9 – OTHER MATTER

The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings of business. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the closings. However, the related financial impact on the Company and the duration cannot be estimated at this time.

SUPPLEMENTARY INFORMATION SECTION

SILVER OAK SECURITIES, INC.
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2022

	Reported in Form X-17A-5	Reconciling Items	Reported in Audit Report
Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory			
Total stockholder's equity from balance sheet/ qualified for net capital	$ 955,351	$ -	$ 955,351
Deductions:			
Total non-allowable assets	(676,917)	-	(676,917)
Net capital before haircuts on securities positions	278,434	-	278,434
Haircuts on security positions	(6,331)	-	(6,331)
Net capital	**$ 272,103**	**$ -**	**$ 272,103**
Computation of basic net capital requirement			
Minimum net capital required	$ 162,984	$ -	$ 162,984
Minimum dollar net capital requirment	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 162,984	$ -	$ 162,984
Excess net capital	$ 109,119	$ -	$ 109,119
Net capital less 10% of total aggregate indebtedness	$ 27,628	$ -	$ 27,628
Computation of aggregate indebtedness			
Total liabilities from balance sheet/ aggregate indebtedness	$ 2,444,753	$ -	$2,444,753
Other unrecorded amounts	$ -	$ -	$ -
Percentage of aggregate indebtedness to net capital	898%	-	898%

See independent auditor's report.

AGREED UPON
PROCEDURES

• Certified Public Accountants
   • Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Silver Oak Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2022. Management of the Company is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;

2) Compared the Total Revenue amount reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022 Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.



This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
March 30, 2023

COMPLIANCE



Changing the Paradigm

Silver Oak Securities Inc.'s Exemption Report

Silver Oak Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)[3]:

(k)(2)(ii) Exemption - Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Silver Oak Securities, Inc.

9729 Codgill Road
Suite 202
Knoxville, TN 37932

403 North Parkway
Suite 101
Jackson, TN 38305

731.668.3825 | information @silveroaksecurities.com | www.silveroaksecurities.com
Securities and Advisor Services Offered through Silver Oak Securities, Inc. Member FINRA $ SIPC



Silver Oak Securities

Changing the Paradigm

---

[4] Footnote 74 of Release No. 34-70073 and the related SEC Staff Frequently Asked Questions contemplate a broker- dealer that: (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. A broker-dealer that has one or more deviations from the practices described in Footnote 74 and the SEC Staff FAQs should consider whether it is appropriate for the broker-dealer to file a compliance report as opposed to the exemption report taking into account the nature and extent of the deviation or deviations.

I, George T. Allen, III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer

2/13/2023

9729 Codgill Road
Suite 202
Knoxville, TN 37932

403 North Parkway
Suite 101
Jackson, TN 38305

731.668.3825 | information @silveroaksecurities.com | www.silveroaksecurities.com

Securities and Advisor Services Offered through Silver Oak Securities, Inc. Member FINRA $ SIPC

• Certified Public Accountants
  • Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Silver Oak Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which Silver Oak Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 (the "exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
March 30, 2023